SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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DIRECT DIAL (202) 371-7180 DIRECT FAX (202) 661-9010 EMAIL ADDRESS BRIAN.BREHENY@SKADDEN.COM	TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com August 29, 2013	BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON —— BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO VIENNA

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christina E. Chalk, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions

RE:	Administradora de Fondos de Pensiones Provida S.A. (“Provida”) Schedule TO-T/A filed August 21, 2013 SEC File No. 5-87186

Dear Ms. Chalk:

On behalf of, and at the direction of, MetLife, Inc. (“MetLife”) and MetLife’s indirect wholly-owned subsidiary MetLife Chile Acquisition Co. S.A. (the “Purchaser” and, together with MetLife, the “Filing Persons”), set forth below are responses to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) as sent by you on August 22, 2013, relating to the Schedule TO-T/A (the “Schedule TO”) filed by the Filing Persons on August 21, 2013 (File No. 5-87186). To facilitate your review, we have included the Staff’s comments as sent by you on August 22, 2013 in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the revised U.S. Offer to Purchase filed as Exhibit (a)(1) thereto (the “U.S. Offer to Purchase”).

Christina E. Chalk, Esq.

United States Securities and Exchange Commission

August 29, 2013

Schedule TO-T/A – Exhibit (a)(1)(i) – Revised U.S. Offer to Purchase

Summary Term Sheet – Offer Extensions, page 3

1.	We note the disclosure in the revised Offer to Purchase and in your response to comment 1 in our August 13, 2013 letter, as supplemented by our telephone conversation today. Revise here and throughout the offer to materials to clarify:
•	All tendering holders will receive the same price per share if the Offer is extended whether they tender during such extension or before;
•

At the start of any extension, you will file and disseminate revised offer materials indicating the new expiration date of the Offer and the new fixed offer price, as calculated based on the formula you describe; and

•	The Offer will remain open for at least ten U.S. business days from the date of dissemination of any notice of extension as required by Rule 14e-1(b).

We have amended the disclosure in the U.S. Offer to Purchase to clarify the requested matters in the sections entitled “Summary Term Sheet—Offer Extensions,” “Questions and Answers about the Offers—How much is Purchaser offering to pay for my Common Shares or ADSs and what is the form of payment?,” “Questions and Answers about the Offers—When and how will I be paid for my tendered Common Shares or ADSs?,” “Questions and Answers about the Offers—How will I be notified if the U.S. Offer is extended?,” “Questions and Answers about the Offers—If Purchaser extends the U.S. Offer, will there be changes to the terms of the U.S. Offer?,” “Questions and Answers about the Offers—If the Chilean Offer is extended, what impact will this have on the U.S. Offer?,” “Introduction,” “The U.S. Offer—Terms of the U.S. Offer” and “The U.S. Offer—Procedure for Tendering into the U.S. Offer—Extension of Tender Period and Amendments.”

What are the principal differences between the U.S. Offer and the Chilean Offer?, page 10

2.	Refer to comment 2 in our August 13, 2013 letter regarding the risks to U.S. holders electing to participate in the Chilean Offer. Summarize those risks here as well.

We have added additional disclosure regarding the possible risks to U.S. holders of participating in the Chilean Offer as compared to the U.S. Offer in the section of the U.S. Offer to Purchase entitled “Questions and Answers about the Offers—What are the principal differences between the U.S. Offer and the Chilean Offer?” in response to your comment.

3.

Refer to comment 4 in our August 13, 2013 letter and your response. Generally, withdrawal rights in the foreign and U.S. offers should be the same, subject to possible adjustment for time differences. Here, it seems Chilean withdrawal rights may extend for a period of up to three days after U.S. withdrawal rights terminate. Tell us how this complies with the

Christina E. Chalk, Esq.

United States Securities and Exchange Commission

August 29, 2013

requirement to extend the U.S. Offer on terms at least as favorable as those provided in the Chilean Offer, or revise to harmonize.

We currently expect the U.S. Offer will expire at 11:59 p.m., New York City time, on September 27, 2013, at which time withdrawal rights in the U.S. Offer will be suspended. We currently expect the Chilean Offer will expire on the same day such that withdrawal rights in the Chilean Offer will be suspended as of the same date.

We currently expect to accept for payment all validly tendered Common Shares and ADSs in the U.S. Offer by giving oral or written notice to the U.S. Tender Agent of Purchaser’s acceptance for payment of such Common Shares and ADSs pursuant to the U.S. Offer on September 30, 2013, the business day immediately following the expiration date of both the U.S. Offer and the Chilean Offer. On the same day, we also currently expect to publish the notice of results of the Chilean Offer in accordance with Chilean law. At such time as we publish the notice of results in respect of the Chilean Offer, the withdrawal rights in respect of the Chilean Offer will be terminated.

We currently expect to make payment for Common Shares or ADSs tendered and accepted for payment pursuant to the U.S. Offer by deposit of the aggregate purchase price for all Common Shares and ADSs validly tendered and not withdrawn in the U.S. Offer with the U.S. Tender Agent on October 1, 2013, and similarly expect to make payment for Common Shares tendered and accepted for payment pursuant to the Chilean Offer in accordance with the procedures set forth in the Chilean Offer on the same day.

As described above, we currently expect that we will accept for payment all validly tendered Common Shares and ADSs in the U.S. Offer on or around the same day as we publish the notice of results of the Chilean Offer in accordance with Chilean law. We therefore believe the U.S. Offer is being extended on terms at least as favorable as those provided in the Chilean Offer, including in respect of withdrawal rights.

Am I entitled to any appraisal rights or redemption rights in connection with the Offers?, page 16

4.	Refer to comment 7 in our August 13, 2013 letter and your response. Generally, we would expect that U.S. holders should receive comparable notice as their Chilean counterparts if you reach the 95% threshold that would trigger certain rights for remaining minority holders of Provida shares. If you will place a newspaper advertisement in a Chilean newspaper, we would generally assume you would do so in a U.S. newspaper as well, consistent with your general obligation to make the U.S. Offer on terms at least as favorable as the Chilean Offer. Please confirm your understanding.

We confirm our understanding that U.S. holders will be provided with comparable notice as their Chilean counterparts if we reach the 95% threshold that would trigger certain rights for remaining minority holders of Provida shares. If we place a newspaper advertisement in a Chilean newspaper, we will do so in a U.S. newspaper as well.

Christina E. Chalk, Esq.

United States Securities and Exchange Commission

August 29, 2013

Acceptance for Payment and Payment, page 26 (now page 28)

5.	Here and in an appropriate part of the Summary section, specify the amount of time it will take for tendering U.S. holders to receive payment for their tendered securities.

Based on an Expiration Date of September 27, 2013, subject to the conditions set forth in the U.S. Offer to Purchase under “The U.S. Offer—Conditions to the U.S. Offer,” we currently expect to make payment for Common Shares and ADSs tendered and accepted for payment pursuant to the U.S. Offer by deposit of the aggregate purchase price for all Common Shares and ADSs validly tendered into and not withdrawn from the U.S. Offer with the U.S. Tender Agent on or around October 1, 2013. We have added disclosure to this effect in the sections of the U.S. Offer to Purchase entitled “Questions and Answers about the Offers—When and how will I be paid for my tendered Common Shares or ADSs?” and “The U.S. Offer—Acceptance for Payment and Payment.”

Certain Projections, page 43 (now page 46)

6.	Refer to comment 17 in our prior comment letter and your response. While we understand that you received the projections from BBVA rather than from the registrant, BBVA is a controlling shareholder of Provida and this Offer is being made pursuant to an agreement with BBVA and Provida. As a result, please provide the U.S. GAAP reconciliation required by Rule 100(a) of Regulation G or provide further explanation regarding your assertion that obtaining the necessary information to provide such disclosure would involve unreasonable efforts. We may have additional comments.

In response to your comment, we have requested that BBVA provide, or cause Provida to provide, for inclusion in the U.S. Offer to Purchase and to the extent available without unreasonable efforts, a reconciliation of any items included in the U.S. Offer to Purchase in the section entitled “The U.S. Offer—Certain Information Concerning Provida—Certain Projections,” with respect to the summary of the projected financial information of Provida as of May, 31 2012 provided by BBVA to MetLife and Purchaser on August 9, 2012, that may be considered non-GAAP financial measures under IFRS (which Provida uses to prepare its consolidated financial statements). If or when BBVA provides, or causes Provida to provide, such information, we will include it in the U.S. Offer to Purchase.

Nothing in this response or our inclusion of any such information in the U.S. Offer to Purchase shall be deemed to constitute or evidence our agreement with the Staff that Rule 100(a) of Regulation G applies to our disclosure in the U.S. Offer to Purchase of financial information of Provida delivered by BBVA to us or that any of the information provided in our U.S. Offer to Purchase constitutes non-GAAP financial measures for purposes of Regulation G.

Miscellaneous, page 61 (now page 64)

7.	Refer to prior comment 19 and your response. Revise the disclosure in this section to avoid the implication that you may refuse shares tendered by target holders in particular jurisdictions.

Christina E. Chalk, Esq.

United States Securities and Exchange Commission

August 29, 2013

In response to your comment, we have revised the disclosure in this section to avoid the implication that we may refuse shares tendered by target holders in particular jurisdictions.

*        *        *

If you have any questions with respect to the foregoing, please contact me at (202) 371-7180, Paola Lozano at (212) 735-2545 or Sven Mickisch at (212) 735-3554.

Very truly yours,

/s/ Brian V. Breheny
Brian V. Breheny

Enclosures

cc:	Paola Lozano, Esq.
Sven Mickisch, Esq.